EXHIBIT 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Name Under Which the Subsidiaries do Business

Universal Gold Holdings (Cayman) Limited	Cayman Islands	Universal Gold Holdings (Cayman) Limited

UGMC Mining Inc.	British Columbia	UGMC Mining Inc.